December 7, 2020

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:      Centerstone Investors Trust, File Nos. 333-208987 and 811-23128

Dear Sir/Madam:

On behalf of Centerstone Investors Trust, a registered investment company, we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the Centerstone Investors Fund and Centerstone International Fund (each a “Fund”).  The primary purpose of the proxy statement is to solicit shareholder approval of a proposed Agreement and Plan of Reorganization pursuant to which each Fund would reorganize into separate series of Northern Lights Fund Trust III.

If you have any questions, please contact Stacy Louizos at (212) 885-5147.

Very truly yours,

/s/ Stacy H. Louizos

Stacy H. Louizos